legal & compliance, llc

laura aNTHONy, esquire

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE, LL.M.

MICHAEL RASMUSSEN, ESQUIRE

_________________________________

OF COUNSEL:

PETER LINDLEY, ESQUIRE, CPA

STUART REED, ESQUIRE

MARC S. WOOLF, ESQUIRE

www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

October 31, 2014

VIA E-Mail

Kathryn McHale
Senior Staff Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re: FastFunds Financial Corporation

 Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 000-33053

Form 8-K

Filed September 4, 2014

File No. 000-33053

Dear Ms. McHale:

Please find our Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2013, on behalf of FastFunds Financial Corporation (the “Registrant” or “Company”). This Amendment No. 1 is marked with the changes, and this letter contains a narrative response keyed to your comments as set forth in your comment letter to Mr. Fong, CEO of the Registrant, dated October 3, 2014. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. We note your disclosure that you have recently entered into a number of contracts to provide “funding, business development and consulting services to Cannabis related projects and ancillary ventures.” Please tell us how your business model is consistent with federal laws pertaining to controlled substances.

Response 1. The Company provides ancillary services to the lawful cannabis industry, including armed security and financial services. Armed security services are required in dispensaries where cash is the predominate form of payment. Further, through the Company’s subsidiary, Cannabis Angel, Inc., the Company provides consulting services, relating to funding and commercialization, to companies that have developed an ancillary product or service for the cannabis industry. The Company is not involved in any way in the actual cultivation, sale, or possession of cannabis. The Company’s provision of the above described ancillary services does not violate or infringe on any federal laws pertaining to the substance itself. The federal authorities have not focused, nor have they threatened to focus their resources on tangential violations of the CSA. The basis of our belief that federal authorities have not focused, nor have they threatened to focus their resources on tangential violations of the CSA is from a recent memorandum from the Department of Justice (the “DOJ”) that provides guidance to federal law enforcement, entitled Guidance Regarding Marijuana Enforcement which was sent to all United States Attorneys from Deputy Attorney General James Cole on August 29, 2013. This memorandum provides that the DOJ is committed to enforcement of the CSA, but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats. The memorandum sets forth certain enforcement priorities that are important to the federal government, such as distribution of marijuana to children, revenue from the sale of marijuana going to criminals, and using state authorized marijuana activity as a pretext of other illegal drug activity. As stated above, the Company provides only armed and consulting services, and does not participate in any way in the cultivation, sale, or possession of cannabis.

Comment 2. We note that your shares are listed on the Over-the Counter Quotation Board service, which has a minimum bid test of $0.01. We further note that your shares trade for significantly less than this minimum. Please revise to disclose if you have received any notices from the OTCQB regarding your ability to meet their listing requirements.

Response 2. The Company is not listed on the Over-the Counter Quotation Board service, but rather is currently only listed on the OTC Pink Marketplace, which does not have specific listing requirements. The Company has not received any notices from the OTCQB.

Comment 3. We note your disclosure that directors hold office until the next annual meeting of stockholders. Please tell us whether the company has held stockholder meetings in the past, the date of the most recent stockholder meeting, and when the company anticipates the next meeting will be held. If the company has no plans to hold any stockholder meetings in the future, please revise our disclosure to explain the process by which directors are elected and qualified.

Response 3. There have been no stockholder meetings to date. At this time, the Company does not anticipate holding any stockholder meetings. The above referenced section has been revised to reflect this change.

Comment 4. We note your disclosure that Henry Fong became your chairman and chief executive upon the effectiveness of the Merger. This information is inconsistent with the information included in the preceding table. Please reconcile this disclosure and include the date of the Merger in this section.

Response 4. The above referenced section has been revised to reflect this change.

Comment 5. We note that your independent auditor has expressed substantial doubt as to the company’s ability to continue as a going concern. Please revise to include this information in “Item 1. Description of Business.”

Response 5. The above referenced section has been revised to reflect this change.

Comment 6. We note that Mr. Fong has only signed the 10-K in his capacity as a Director. Please amend the 10-K so that it is signed by the principal executive officer, the principal financial officer, the controller or principal accounting officer, and by at least the majority of the board of directors. See Instruction D to Form 10-K.

Response 6. The above referenced section has been revised to reflect this change.

Comment 7. Please sign this certification in your capacity as the chief executive officer and the chief financial officer.

Response 7. The above referenced certification has been revised to reflect this change.

Comment 8. We note that shareholders voted to amend the articles of incorporation to increase the total number of shares. This 8-K does not appear to have been timely filed. In addition, please tell us how the shareholders voted for this amendment and how you determined that you did not need to file a proxy statement or information statement.

Response 8. The Company acknowledges that it did not comply with the requirements of Regulation 14C under the Exchange Act in connection with its efforts to increase its authorized common stock from 6,000,000,000 shares to 9,000,000,000 shares in August 2014. The failure to do so was a result of reliance on the advice of prior legal counsel, who mistakenly advised the Company that an information statement was not needed because a shareholder vote was not required under Subsection 1 of NRS 78.207. This advice appears to be incorrect, since Subsection 1 of NRS 78.207 states that a corporation may increase its authorized common stock without obtaining the approval of its shareholders, only if that corporation is simultaneously effectuating a forward split (increasing the number of issued and outstanding shares of the same class held by each shareholder of record at the effective date of the change). The Company did not simultaneously effectuate a forward split when increasing its authorized common stock. The risk factors in the Form 10-K has been accordingly revised.

Sincerely yours,

/s/ Laura Authony

Laura E. Anthony,

For the Firm

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832